UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): January 28, 2018

WestRock Company
(Exact name of registrant as specified in charter)

Delaware	001-37484	47-3335141
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 Abernathy Road, Atlanta, GA	30328
(Address of principal executive offices)	(Zip Code)

(770)-448-2193
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company                                                                          ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On January 28, 2018, WestRock Company, a Delaware corporation (“WestRock”), Whiskey Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of WestRock (“Holdco”), Whiskey Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Parent Merger Sub”), Kola Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Company Merger Sub”), and KapStone Paper and Packaging Corporation, a Delaware corporation (“KapStone”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of KapStone by WestRock, through Holdco, for the consideration described below. Subject to the terms and conditions set forth in the Merger Agreement, (a) Parent Merger Sub will be merged with and into WestRock (the “Parent Merger”), with WestRock surviving as a wholly owned subsidiary of Holdco, which shall be renamed “WestRock Company”, and (b) Company Merger Sub will be merged with and into KapStone (the “Company Merger” and, together with the Parent Merger, the “Mergers”), with KapStone surviving as a wholly owned subsidiary of Holdco.  The Merger Agreement was unanimously approved by the boards of directors of both WestRock and KapStone.

Pursuant to the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), (a) each issued and outstanding share of WestRock common stock shall be converted into one share of Holdco common stock and (b) each issued and outstanding share of KapStone common stock (other than shares owned by (i) KapStone or any of its subsidiaries or (ii) any KapStone stockholder who has properly exercised appraisal rights with respect to its shares of KapStone common stock in accordance with Section 262 of the Delaware General Corporation Law) will automatically be canceled and converted into the right to receive (1) $35.00 in cash, without interest (the “Cash Consideration”), or (2) 0.4981 shares of Holdco common stock (the “Stock Consideration” and, together with the Cash Consideration, the “Company Merger Consideration”), subject to proration provisions set forth in the Merger Agreement.  Under the proration provisions, there is no limit as to the number of shares of KapStone common stock that shall be converted into the right to receive the Cash Consideration, and the number of shares of KapStone common stock that shall be converted into the right to receive the Stock Consideration is limited to 25% of the aggregate shares of KapStone common stock issued and outstanding.  KapStone stockholders will be permitted to elect to receive the Stock Consideration by submitting an election form by 5:00 p.m. on the business day immediately prior to the KapStone stockholders meeting held to adopt the Merger Agreement.  Any KapStone stockholder not making an election will receive the Cash Consideration.

At the Effective Time, each restricted stock unit award, restricted stock award, stock option, stock appreciation right and director stock unit granted by WestRock will be assumed by Holdco and will become a restricted stock unit award, restricted stock award, stock option, stock appreciation right or director stock unit, as applicable, of Holdco with respect to an equivalent number of shares of Holdco common stock on the same terms and conditions as were applicable prior to the Effective Time. Each restricted stock unit award or stock option granted by KapStone will be assumed by Holdco and will become a restricted stock unit award or stock option with respect to a number of shares of Holdco common stock equal to the Cash Consideration divided by the five day volume weighted average price of WestRock common stock immediately prior to the closing date, generally on the same terms and conditions as were applicable prior to the Effective Time (subject to accelerated vesting upon termination of employment under certain circumstances following the Effective Time).

The consummation of the Mergers is subject to the adoption of the Merger Agreement by KapStone’s stockholders, which requires the affirmative vote of the holders of a majority of the shares of KapStone common stock issued and outstanding.  The Parent Merger will be effected pursuant to Section 251(g) of the Delaware General Corporation Law, which under certain circumstances provides for the merger of a parent corporation with a subsidiary without a vote of the stockholders of the parent corporation.  The consummation of the Mergers is subject to other customary closing conditions, including, among others, (i) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of required antitrust approvals in Canada, Germany, Mexico and Austria, (iii) the effectiveness of the registration statement on Form S-4 registering the issuance of the Stock Consideration in connection with the Company Merger, (iv) the absence of any material law or any order prohibiting the consummation of the Mergers and (v) each of WestRock and KapStone receiving an opinion from their respective counsels to the effect that the Mergers should qualify as a tax free reorganization. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct, subject to certain specified materiality qualifiers, and the other party having performed in all material respects its obligations under the Merger Agreement, in each case as set forth in the Merger Agreement.

WestRock and KapStone have agreed to customary representations, warranties and covenants in the Merger Agreement. KapStone is required, among other things: (i) to use reasonable best efforts to conduct its business in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (ii) not to solicit alternative transactions and (iii) not to participate in discussions or negotiations regarding alternative transactions, in each case, subject to certain exceptions.  In addition, the Merger Agreement contains covenants that require KapStone to call and hold a stockholder meeting and, subject to certain exceptions, require the KapStone board of directors to recommend to its stockholders the adoption of the Merger Agreement.  The Merger Agreement generally requires each party to use reasonable best efforts to resolve objections under any antitrust law, except that WestRock is not required to take any Divestiture Action (as defined in the Merger Agreement) that would result in a Burdensome Effect (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for both WestRock and KapStone, including in the event that (i) the Mergers are not consummated on or before October 29, 2018 (which deadline may be extended, under certain circumstances, to April 29, 2019) (the “End Date”), (ii) the approval of the stockholders of KapStone is not obtained or (iii) KapStone terminates the Merger Agreement to enter into a definitive written agreement providing for a Superior Proposal (as defined in the Merger Agreement).  The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including termination of the Merger Agreement by KapStone to enter into a definitive written agreement providing for a Superior Proposal or termination by WestRock as a result of an adverse change in the recommendation of the KapStone board of directors, KapStone may be required to pay to WestRock a termination fee of approximately $105.6 million, and upon termination of the Merger Agreement because the approval of KapStone’s stockholders is not obtained, KapStone may be required to reimburse WestRock’s transaction expenses up to approximately $17.6 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about WestRock, KapStone or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by WestRock or KapStone. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of WestRock, KapStone or any of their respective subsidiaries, affiliates or businesses.

Voting Agreements

On January 28, 2018, concurrently with the execution of the Merger Agreement, WestRock entered into separate voting agreements (the “Voting Agreements”) with each of  Mr. Roger Warren Stone, Mr. Matthew Kaplan, the R. W. Stone Revocable Trust and the Roger and Susan Stone Family Foundation. Mr. Stone owns approximately 1.4% of the outstanding shares of KapStone common stock, Mr. Kaplan owns approximately 3.5% of the outstanding shares of KapStone common stock, the R. W. Stone Revocable Trust owns approximately 2.5% and the Roger and Susan Stone Family Foundation owns approximately 1.9% of the outstanding shares of KapStone common stock. Pursuant to the Voting Agreements, Mr. Stone, Mr. Kaplan, the R. W. Stone Revocable Trust and the Roger and Susan Stone Family Foundation agreed to vote all of their respective shares of KapStone common stock in favor of the adoption of the Merger Agreement and to vote against, among other things, alternative transactions.

In addition, Mr. Stone, Mr. Kaplan, the R. W. Stone Revocable Trust and the Roger and Susan Stone Family Foundation have each agreed not to (i) transfer their respective shares of KapStone common stock, or (ii) solicit alternative transactions or participate in discussions or negotiations regarding alternative transactions, in each case, subject to certain exceptions.

Each Voting Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time and (iii) the amendment of the Merger Agreement in a manner that extends the End Date or reduces or changes the form of the Company Merger Consideration under certain circumstances.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, copies of which are attached hereto as Exhibits 2.2, 2.3, 2.4 and 2.5 and are incorporated herein by reference.

Registration and Listing of Holdco Common Stock

WestRock and KapStone will prepare, and WestRock will cause Holdco to file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 in connection with the issuance of Holdco common stock in the Company Merger (the “Form S-4”), which will include as a prospectus a proxy statement relating to the KapStone stockholders meeting to adopt the Merger Agreement (the “Proxy Statement”).

At the Effective Time, Holdco common stock will be listed on the New York Stock Exchange.

Cautionary Statements Regarding Forward-Looking Statements

Any statements in this communication about WestRock’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction among Holdco, WestRock and KapStone, the expected timetable for completing the transaction, benefits and synergies of the transaction and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. WestRock cautions readers that a forward-looking statement is not a guarantee of future performance, and actual results could differ materially from those contained in forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements, are the following: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of KapStone stockholder approval; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate KapStone’s operations with those of WestRock; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of KapStone may be difficult; WestRock and KapStone are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; general economic conditions that are less favorable than expected. Additional information and other factors are contained in WestRock’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, recent current report on Form 8-K and recent proxy statement on Schedule 14A filed with the SEC . Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements made by WestRock, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication, and WestRock and KapStone undertake no obligation to update any forward-looking statement to reflect events or circumstances after such date, except as required by applicable law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among Holdco, WestRock and KapStone. In connection with the proposed transaction, Holdco intends to file with the SEC the Form S-4 which will include a prospectus with respect to shares of Holdco’s common stock to be issued in the proposed transaction and the Proxy Statement and KapStone will mail the Proxy Statement to its stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders of WestRock and KapStone are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Proxy Statement, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s web site, http://www.sec.gov. Such documents are not currently available.

 Participants in Solicitation

WestRock, Holdco and KapStone and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of shares of KapStone common stock in respect of the proposed transaction. Information about the directors and executive officers of WestRock is set forth in the proxy statement for WestRock’s 2018 Annual Meeting of stockholders, which was filed with the SEC on December 19, 2017. Information about the directors and executive officers of KapStone is set forth in the proxy statement for KapStone’s 2017 Annual Meeting of stockholders, which was filed with the SEC on April 5, 2017. Investors may obtain additional information regarding the interest of such participants by reading the Registration Statement and the Proxy Statement (once available).

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Item 8.01	Other Events.

On January 29, 2018, WestRock and KapStone issued a joint press release to announce the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On January 29, 2018, WestRock released an investor presentation, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On January 29, 2018, WestRock held an investor conference call.  A transcript of the related online simulcast is attached as Exhibit 99.3 and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated January 28, 2018, among WestRock, Holdco, Parent Merger Sub, Company Merger Sub and KapStone.

2.2	Voting Agreement, dated January 28, 2018, between WestRock and Mr. Roger Warren Stone.

2.3	Voting Agreement, dated January 28, 2018, between WestRock and Mr. Matthew Kaplan.

2.4	Voting Agreement, dated January 28, 2018, between WestRock and the R. W. Stone Revocable Trust.

2.5	Voting Agreement, dated January 28, 2018, between WestRock and the Roger and Susan Stone Family Foundation.

99.1	Joint Press Release, dated January 29, 2018, issued by WestRock and KapStone.

99.2	Investor Presentation, dated January 29, 2018.

99.3	Transcript of Investor Conference Call, dated January 29, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTROCK COMPANY

Date: January 29, 2018	By:	/s/ Robert B. McIntosh
Name: Robert B. McIntosh
Title: Executive Vice President, General Counsel and Secretary